December 20, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Life Insurance Company

Request for Withdrawal of Registration Statement on Form S-3

Pursuant to Rule 477 (File No. 333-191420)

Accession No. 0001193125-13-381521

Dear Sir or Madam:

On behalf of Metropolitan Life Insurance Company (the “Company”), we hereby request that the above-referenced registration statement filed September 27, 2013, on Form S-3, be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) for Registered Fixed Account Option for use with Gold Track Select Variable Annuity Contracts.

The Registrant is requesting withdrawal of the Registration Statement consistent with discussions with the Securities and Exchange Commission staff. No securities have been sold in connection with the Registration Statement.

Please contact Diane E. Ambler at (202) 778-9886 or Andras P. Teleki at (202) 778-9477 with any questions or comments.

Sincerely,

Metropolitan Life Insurance Company

By:	/s/ Paul G. Cellupica
Paul G. Cellupica
Chief Counsel
Americas

cc:	Diane E. Ambler

Andras P. Teleki